1159987

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032386

REGISTRANT'S NAME BCE Emergis Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 30 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5206 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4-22-02

BCE Emergis


e>>years ahead
BCE
Emergis

	2001	2000	2001/2000 change
operations millions of Canadian dollars			
Revenue	656.4	468.0	40%
EBITDA*	126.8	74.8	70%
Net loss	(414.4)	(279.3)	48%
Baseline earnings*	58.6	30.6	92%
Cash flows from operations	105.7	46.9	125%
per share data dollars per share			
Loss	(4.35)	(3.04)	43%
Baseline earnings*	0.62	0.33	88%
Cash flows from operations	1.11	0.51	117%
revenue components percent of total revenue			
Recurring revenue	78%	87%	
U.S. revenue	41%	36%	

* The terms "EBITDA" and "baseline earnings" used in the above table do not have a meaning under GAAP and therefore may not be comparable to similar measures presented by other publicly traded companies. EBITDA is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains on sale of exited activities and other expenses. No reconciliation is provided since the amount is equivalent to the caption "Earnings before under-noted items" included in the 2001 Consolidated statement of earnings. "Baseline earnings" represent net earnings before amortization of acquisition costs, one-time gains and charges, and future income taxes. A detailed reconciliation of "baseline earnings" is presented in the Supplementary Financial Data section of the 2001 Annual Report.



evolution







e-motion

BCE Emergis is focused
on delivering the **promise** of eBusiness
and on advanced technology services **between businesses.**
It drives **network-centric solutions**
that enable companies to interact and transact **real-time.**
It transforms mission critical transactions
such as invoice and bill **presentment, payment** and **claims** processing
for industry-leading customers in the financial and health sectors.

Rob Stansfield | Executive Vice President | Visa USA
Visa selected BCE Emergis to provide key technology components for our electronic commercial payment and information services because of their ability to help create effective solutions in today's dynamic B2B marketplace.



[i'meufen]
an excited state
of mind, a strong
feeling or drive

emotion



e-ssentials

BCE Emergis is taking a leadership position in evolving B2B commerce. The Company is building on early advances in e-procurement to focus today on the most critical aspects of commerce – the acts of paying and getting paid. These essential financial settlement functions are at the core of BCE Emergis' rich suite of network-based transaction services, delivering value every day to customers in the health and financial services sectors.

Presentment

Our invoicing and billing presentment solutions take online purchasing to the next level, cutting expenses associated with billing, adjudicating and settling purchases.

Fast, convenient, accurate, and secure, BCE Emergis solutions for enterprise invoicing and consumer billing leverage banking relationships to efficiently link suppliers, buyers and financial institutions. Enterprises streamline invoice presentment, analysis, dispute resolution and payment approvals, slashing paper processing costs and improving working capital management. Consumers receive bills on a routine schedule with built-in reminders and can pay automatically through their bank or directly to the biller. No wonder BCE Emergis invoicing and billing solutions are the applications of choice for three of the top five U.S. banks and many of the largest banks in Canada.

André Piette | Senior Manager
Technology and Business Relations | National Bank of Canada
Bill and invoice presentment is a key component of our eBusiness strategy and the **e-route/webdoxs** solution allows us to offer significant economies of scale to our consumer and corporate customers.



[i'senfel]
absolutely
necessary,
indispensable
essential

Payment

In the complex world of business commerce, payments are no trivial matter.

Settlement solutions must recognize that the value of a payment is not just in the efficient transfer of cash, but also in the transmission of data that gives the payment context and reconciles invoices with shipping notices. These solutions must be highly secure, reliable, flexible enough to handle different currencies and payment terms and closely tied to financial institutions, owners of the world's most extensive, proven settlement networks. BCE Emergis provides payment solutions to leading global financial institutions on all continents, including **Visa International, Barclays PLC, Deutsche Bank, Bank of Korea and Scotiabank.**

Mary Anne Chambers | Senior Vice-President Electronic Banking Business Services | Scotiabank
BCE Emergis is a key partner in the delivery of electronic services to our customers.

Claims

Because of the complexity and sensitivity of transactions in health care – involving insurance companies, providers and patients – there is significant opportunity to improve efficiencies through Internet-based solutions.

Patients, who expect their privacy to be ensured, must prove eligible for coverage based on evolving health plans and provider status. Claims must comply with agreements between providers and insurers. Final payment to the provider must be split between insurer and patient within a range of combinations. With its unprecedented relationships and experience across the health care spectrum, BCE Emergis has the industry expertise and technology infrastructure to manage these contingencies with solutions that are comprehensive, flexible, reliable and above all secure.

Glen Wright | Chair of the Ontario Workplace Safety and Insurance Board | BCE Emergis' online channel will make our claims and payment processes more efficient. Now, our Service Delivery Team will be able to use the claim data to work with providers to ensure that injured workers receive optimal care.

Nancy J. [illegible] | Second Vice President Managed Healthcare | [illegible] Insurance Company
Based on their past performance of delivering the technology solutions we needed for maximum cost-effectiveness, we have recently selected BCE Emergis as our network manager as well.



e-xperience

Over the last year BCE Emergis made great progress in meeting one of its key objectives: to be at the centre of transactions for the health and financial industries – whether it be claims, invoices or payments. We have seen businesses look for every conceivable efficiency to sustain their competitive edge so they can move forward in challenging times. And, BCE Emergis is focused on giving them that competitive edge. We are committed to delivering them the most advanced network-centric services... on an as-needed, when needed basis.

So, we've developed – and continue to innovate – leading-edge services that sit directly on that network and these services are delivered so as to build on our customers' existing systems, extending their investment in their existing systems. We believe the Internet represents the fulcrum of the new global economy. It is the fundamental tool companies will use to conduct their mission-critical transactions and drive their success.

In our present environment, the winners will be those companies that extend the efficiencies of network-based solutions to their own customers. They understand the value acceleration in connecting their trading communities with highly efficient electronic transaction services that are quick to implement, require minimal investment and, above all else, deliver higher returns... faster.



[ik'spieriens]
insight gained
by living, doing
experience



Christian
President
BCE Emergis







Brian
CEO
BCE Emergis

Strong results in a challenging 2001

In driving toward our objectives, we have focused on a business model based on having strong recurring revenue. At the end of 2001, fully 78 per cent of revenue was on a recurring basis.

In 2001, we were successful based on any and all measures of performance, a particularly gratifying result given the difficult times in the technology industry and the North American economy as a whole. We grew revenues 40% over the previous year to $656.4 million. EBITDA results were even stronger, jumping 70% to $126.8 million. And cash baseline earnings almost doubled, to $58.6 million.

Beyond the financials, however, 2001 was a year in which we ramped up our market leadership on a variety of fronts.

Financial Services

In Canada, **e-route**, an electronic bill presentment initiative, for which we provide service, counted 26 billers and more than 400,000 customers by March 2002.

In the U.S., we saw a dramatic increase in our penetration into the financial services industry. For instance, we announced agreements to provide invoice presentment and payment solutions to, as well as through, three of the five largest banks – JPMorgan Chase, BankOne and Bank of America.

And we are partnering with Visa U.S.A. to integrate our electronic invoicing solution into Visa's commercial payment systems as well as assisting them to develop additional payment applications. The Visa brand touches virtually every financial institution and business in the world. With BCE Emergis technology at the centre of this vast network, we are transforming the business payment process.

Health Services

In the Health sector, our web-based Claims Exchange, which electronically processes health insurance claims from adjudication to payment to the consumer, continues to progress. Our strength in this sector won us the opportunity to develop a web-enabled health claims approval and payment system for the Ontario Workplace Safety and Insurance Board.



On the innovation front, with The Principal Financial Group as our first customer, we launched an electronic premium presentment and management solution for the health and life insurance industry. This will enable the insurer to offer its corporate customers labor-saving, real-time invoicing that features the latest census data for approval and payment over the Internet.

Overall, we are well positioned in the Health sector both in Canada and in the U.S. For example, in the U.S., we established a beachhead in the medical claims market, handling close to five million transactions in 2001. But that is just the beginning. Our key asset is our unmatched reach into the universe of health players – from care providers such as doctors and hospitals to health insurance companies – who drive most of the 2.3 billion claims a year in that sector. We will build on those relationships to capture a substantial share of that untapped opportunity.

Bell Canada... a channel to new markets

In addition to these successes in our two key sectors, we moved aggressively in 2001 to lever our relationship with other BCE Inc. companies. For instance, we provide advanced, network-centric eCommerce solutions through the Bell Canada sales channel, significantly expanding our market reach. As well, through our BCE relationship, we are the key "security" player in the Federal Government's Secure Channel initiative that will provide citizens and businesses with a digital signature to authenticate and secure their on-line dealings with the Federal government.

On every front, then, a successful year.

Challenges ahead

In 2002, as part of the drive to extend the scope of our solutions and their efficiency benefits, we are focussing more sharply on accelerating the adoption of eBusiness within the major opportunities we have in hand.

Given the reach and influence of customers such as Visa, the major American banks, the health insurance companies and provider networks, **e-route** in Canada and the market presence of our BCE partners, we have the relationships in place to influence the roll-out of network-centric solutions, especially among our existing customers and their own business networks.

Building on those relationships, we are committing resources to work with our customers to ensure they and their trading partners are getting every possible benefit from the network-based solutions we are providing.

Early 2002 has presented us with unique challenges and difficult times for all stakeholders. To respond to this, we are developing plans and deepening our focus on core competencies to better position BCE Emergis going forward.

The experienced resources

Those resources take in the full range of people who contribute to our progress: those who invest their trust in us as customers and shareholders, those who support our offerings as alliance partners and those who provide seasoned guidance on the Board.

It also includes people whose talent, commitment and experience move our Company forward on a daily basis – our employees.


W. Brian Edwards
Vice Chairman and Chief Executive Officer
Christian Trudeau
President and Chief Operating Officer

BCE Emergis

All these and many more have supported our every initiative to make real the promise of Internet-based business. We thank them for their contributions.

It's all about putting our experience to work to place our net-based services at the heart of our customers' crucial operations.

For we believe that as more organizations discover the edge they gain with e-based transactions, the more they will turn to BCE Emergis to deliver on that promise.

And we will be ready.


[i'senfel]
absolutely necessary,
indispensable
essential

BCE
Emergis


e>>years ahead
[i'meufen]
an excited state
of mind, a strong
feeling or drive
emotion




[ik'spieriens]
insight gained
by living, doing
experience

BCE Emergis

annual [illegible] 2001

BCE Emergis

Table of contents

Corporate Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis provides a review of the performance of our Company and should be read in conjunction with *Supplementary Financial Data* and the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. This discussion and analysis compares performance for 2001 with 2000 and discusses issues and risks that may impact future operations.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles ("**GAAP**"). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries, unless otherwise indicated.

Overview

Our Company

We are a premier eCommerce service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. Our focus is to offer technologically advanced Internet-based eCommerce services that enable business processes from orders through to payments. Our solutions transform business processes, such as buying, selling, invoicing and payment, and provide insurance claims processing and cost containment services in the health sector. Our customers include leading North American banks and insurance companies.

Our head office is located in Montreal, Quebec. We also lease offices and facilities in various other locations in North America, including the Toronto, Ontario area, Rockville, Maryland and, Greensboro, North Carolina. Our common shares (stock symbol "IFM") are traded on The Toronto Stock Exchange and included in the TSE 100 composite index. BCE Inc. ("**BCE**") directly and indirectly owned 65% of our outstanding shares at December 31, 2001.

Services

Our services allow companies to transact business and exchange information with their business partners and customers. Our suite of solutions is focused on our core competencies that comprise electronic invoice presentment, electronic payment, and insurance claim processing services. Our services are centered on capturing and processing transactions such as orders, invoices, statements, and health insurance claims.

Strategic Business Units

We have structured our operations into three strategic business units:

- eHealth Solutions Group;
- BCE Emergis – Canada; and
- BCE Emergis – U.S.A.

The **eHealth Solutions Group** business unit addresses the North American health market by enabling the processing of claims handled by health insurance companies, workers compensation boards and governmental agencies, and providing medical cost containment services. We leverage our business relationships with many leading life and health insurance companies in both Canada and the U.S. Our services are intended to offer clients cost savings and efficiencies, as well as the opportunity to re-engineer some of their current business practices.

BCE Emergis – Canada focuses on offering a wide range of eCommerce technology solutions, which are sold primarily through financial institutions and the Bell Canada channel (Bell Canada is a subsidiary of BCE and is the largest telecommunications company in Canada). The focus of this business unit is on network-centric services, business Internet access services and our electronic business network services, all delivered through the Bell channel, and on electronic invoice presentment and payment solutions, through the financial institutions.

>

BCE Emergis – U.S.A. The objective of this business unit is to focus primarily on the financial services market in the U.S. working with financial institutions to distribute our electronic solutions to their business customers. This involves mainly the offering of electronic invoice presentment and payment solutions. The comparative 2000 results for this unit included most of the revenue related to the exited activities discussed elsewhere (refer to note 10 to the consolidated financial statements). This unit began its activities in late 2000.

Employees

As at December 31, 2001, we had approximately 2,600 employees, compared to approximately 2,000 as at December 31, 2000.

Corporate Highlights

Statement of Earnings

- 40% growth in revenue over 2000*;
- 78% of revenue in 2001 was recurring in nature compared to 87% in 2000;
- 31% or $205.4 million of total revenue was related party revenue compared to $122.6 million or 26% in 2000;
- 41% of total revenue in 2001 was U.S. sourced revenue, up from 36% in 2000;
- 70% increase in our *earnings before under-noted items*** over 2000.

Balance Sheet

- Cash and temporary investments totaled $183.3 million, a $91.1 million increase arising mainly from our Common Share public offering (the "**Offering**") in November, 2001;
- Marketable securities totaled $1.9 million, down $66.0 million, due mostly to a $33.1 million write-down to reflect market conditions, and to $26.0 million from proceeds of disposition;
- Other Current Assets reduced mostly by the collection of outstanding amounts as a result of stronger cash collection efforts;
- Total debt, comprised mainly of capital lease obligations, was reduced to $65.6 million after the repayment of our convertible debenture due to our parent company in the amount of $150.0 million with the proceeds from the Offering subscribed to by BCE.

Statement of Cash Flows

- $105.7 million of cash flows generated from operations, a 125% increase from $46.9 million in 2000;
- $100.8 million generated from the Offering after repayment of our convertible debenture to BCE.

Corporate performance

The 2001 objectives, as set out in the MD&A contained in our 2000 Annual Report, were as follows:

Objective | Achieve strong revenue growth
Performance | *Our revenue for the year ended December 31, 2001 reached $656.4 million, a growth of 40% over 2000.*

Objective | Increase our *earnings before under-noted items**** margin over our 2000 performance.
Performance | *Our margin increased to 19.3% for the year ended December 31, 2001, from 16.0% in 2000.*

Objective | Geographic revenue mix target between 40% and 44% from the U.S.
Performance | *The revenue generated from the U.S. reached 41% of total revenue.*

Management's objectives for 2002

- *Grow the recurring revenue base;*
- Increase operational focus on three core areas: presentment, payment and claims processing:
  - Drive channel effectiveness and customer adoption,
  - Make strategic acquisitions in core activities,
  - Divest non-core products and businesses;
- Realign cost structure to ensure long-term profitability.

* *Includes revenue relating to our acquisitions for 2001 and revenues from our exited activities for 2000.*
** *Earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains on sale of exited activities and other expenses. (see our Consolidated Statements of Earnings)*
*** *This item was referred to as EBITDA in our 2000 MD&A.*

Selected Quarterly Information

In $ millions, except loss per share

	Q1		Q2		Q3		Q4	
	2001	2000	2001	2000	2001	2000	2001	2000
Revenue	143.3	72.7	158.7	122.2	173.0	132.1	181.4	141.0
Earnings before under-noted items*	26.3	5.0	30.9	20.1	34.4	25.7	35.2	24.0
Net loss	115.0	41.1	90.6	82.1	107.5	83.3	101.3	72.8
Basic and diluted loss per share	1.23	0.46	0.96	0.88	1.14	0.90	1.03	0.78

** See our Consolidated Statements of Earnings*


Revenue by Quarter
2000
2001
$ (millions)
200
150
100
50
0
Q1
Q2
Q3
Q4


Earnings before under-noted items* by Quarter
2000
2001
$ (millions)
40
30
20
10
0
Q1
Q2
Q3
Q4

There were significant increases in revenue and "earnings before under-noted items" in Q2 2000 from Q1 2000, as a result of the acquisition of BCE Emergis Corporation in March, 2000.

Largely as a result of the amortization of goodwill associated with the acquisitions of BCE Emergis Corporation and BCE Emergis Technologies, Inc., net loss increased by approximately $55.4 million per quarter starting in Q2 2000 and by $11.1 million per quarter starting in Q4 2000.

In Q4 2000, the negative impact of amortization of goodwill was partially offset by approximately $16.2 million because of a gain earned on exited activities related to the delivery of logistics electronic messaging services in the transportation industry and document workflow management.

The increase in net loss in Q1 2001 and Q3 2001 was mainly due to a $22.4 million and $15.3 million write-down, respectively, in the carrying value of our marketable securities and other assets discussed elsewhere in this document. These amounts are included in the $41.3 million write-down on our Consolidated Statement of Earnings for the current year.

Results of Operations

Revenue — **Years ended December 31**

		2001		2000	Variance between 2001 and 2000	
Business units	$ millions	% Total	$ millions	% Total	$ millions	%
eHealth Solutions Group	307.0	46.8	209.9	44.9	97.1	46.3
BCE Emergis – Canada	296.4	45.2	234.3	50.1	62.1	26.5
BCE Emergis – U.S.A.	53.0	8.0	23.8	5.0	29.2	122.7
	656.4	100.0	468.0	100.0	188.4	40.3



Revenue by Business Unit
eHealth Solutions Group
BCE Emergis – Canada
BCE Emergis – U.S.A.
$ (millions)
400
300
200
100
0
2000
2001



% of Revenue by Business Unit
eHealth Solutions Group
BCE Emergis – Canada
BCE Emergis – U.S.A.
5.0%
50.1%
44.9%
2000
8.0%
45.2%
46.8%
2001

Our revenue recognition policy is disclosed in the notes to our consolidated financial statements. Our revenue is derived from recurring and non-recurring sources.

Recurring revenue:

- Transaction or usage-based charges for access to our technology and for services including claims processing and cost containment, drug-claim adjudication and payment, payment and presentment processing and electronic messaging;
- Fixed and user-based monthly charges, primarily for hosting and secure network services.

Non-recurring revenue:

- Fees for professional services related to the development, integration, installation and maintenance of our solutions for clients; and,
- Initial software license fees.



Recurring & Non-Recurring Revenue
Recurring
Non-Recurring
100%
80%
60%
40%
20%
0%
2000
2001

Total revenue for 2001 increased by $188.4 million, or 40.3%, owing to increases in recurring and non-recurring revenue. Recurring revenue grew by approximately $103 million, or 25% over previous year, mainly through acquisitions (net of exited activities) and foreign exchange. Non-recurring revenue grew by approximately $85 million or 145% over 2000. This increase in non-recurring is due to higher revenue generated from the development, licensing and implementation of our internally developed technologies, including e-Invoicing, network-centric services and web-claims exchange.

Our recurring revenue accounted for approximately 78% of our total revenue for 2001, compared to 87% of our total revenue for 2000. Our non-recurring revenue for 2001 totalled $143.3 million.

Related party revenue

Our related party revenue from the Bell Canada family represented $205.4 million or 31.3% of total revenue, an increase of $82.8 million or 67.5% over 2000 revenue from these related parties.

Included in the $205.4 million is $167.4 million of recurring revenue, representing 81.5% of our related party revenue. In 2000, $121.5 million of the $122.6 million of related party revenue was recurring. The bulk of these amounts relate to our exclusive reseller agreement with Bell Canada. Consistent with the BCE convergence strategy, which is to develop services that combine connectivity and eCommerce or content, there were other significant agreements in 2001, including for network-centric services, for e-Invoicing and for security application services.

Excluding related party revenue, growth would have been $105.6 million, or 31% over 2000.

Geographic segmentation of revenue

Years ended December 31

	2001		2000	
	$ millions	% Total	$ millions	% Total
Canada	385.5	58.7	297.8	63.6
U.S.A.	270.2	41.2	168.3	36.0
Other	0.7	0.1	1.9	0.4
Total	656.4	100.0%	468.0	100.0%

Geographic Segmentation of Revenue


Canada
Other
USA
36.0%
0.4%
63.6%
2000
41.2%
0.1%
58.7%
2001

The above table shows our revenue both in dollars and as a percentage of total revenue for the respective fiscal years by country of origin.

The change in our geographic revenue mix is primarily attributable to increased revenue from our eHealth and U.S.A. business units.

Strategic business units

eHealth Solutions Group

The eHealth business unit is our most significant sector, representing 46.8% of our total revenue, up from 44.9% in 2000. The $97.1 million or 46.3% increase in the eHealth business unit is due primarily to acquisitions, internal growth and the favourable impact of exchange rates between the Canadian and U.S. currencies. Recurring revenue in this business unit increased by approximately $56.7 million and non-recurring by $40.4 million. In 2000, revenue of a non-recurring nature was not significant.

In 2001, revenue for this sector included:

- A full year of results for BCE Emergis Corporation;
- Results of operations from Associates for Health Care, Inc. ("AHC"), since June 28, 2001, the date of acquisition.

- Professional services due to agreements signed with Clarica Life Insurance Company and Canada Life Financial Corporation related to the ongoing development of our web claims and premiums exchange;
- Initial license fees from the sale of our e-Invoicing solutions to various customers including The Principal Financial Group®, a U.S.- based insurance company with whom we signed a five-year, transaction-based agreement; and
- A final amount received upon the ending of a royalty agreement with a health benefits company with respect to retail access by individuals to our national network of physicians and hospitals. This amount was included in our non-recurring revenue.

BCE Emergis – Canada

The Canada business unit represents 45.2% of our total revenue. The $62.1 million or 26.5% increase in revenue generated by this unit is due primarily to the greater sales activity in the Bell Canada group. In 2001, revenue from the Bell group represented $169.6 million, an increase of $65.8 million or 63.4% over the 2000 revenue level: $146.6 million ($102.7 million in 2000) of this amount was recurring; $38.2 million ($6.4 million in 2000) of this amount was related to internal use and to the development of products for resale.

In October, 2001, we announced that we had signed a number of key agreements with Bell Canada for the provision of advanced eCommerce services. Under these agreements, we have extended the exclusive reseller agreement signed in 1999 with Bell Canada for another three years and expanded this agreement to include, in addition to business Internet access services, our electronic business network services which enable enterprises to connect with their partners and exchange data in a secure IP-based environment. Committed revenue over the three-year term will amount to $315 million. The original reseller agreement was due to terminate on December 31, 2001. We also signed additional multi-year agreements for the provision of other eCommerce services such as network-centric services and security services. Revenue under the network-centric services contributed to growth in this business unit in 2001. While committed revenue will progressively decline in the second and third years of the reseller agreement, we will benefit from the opportunity to derive additional revenue from the network-centric services and security services. Revenue from all these agreements is forecasted at $132 million for 2002. This amount includes revenues received directly from Bell Canada and directly from other customers with Bell acting as distributor. The amount to be received directly from Bell will decrease from the 2001 level due to lower pricing for the business Internet access services under the reseller agreement.

Furthermore, we extended for an additional three years a service agreement with BCE Nexxia ("Nexxia"), under which we retain Nexxia, mostly on a fixed price basis, as our exclusive Canadian supplier of services such as network services and operations management services, which are necessary to enable us to offer, support, provision and deliver business Internet access services, electronic business network services and other security services.

This business unit also includes our eCommerce activities related to *e-route* and Procuron for which adoption rates are not progressing as fast as originally anticipated.

BCE Emergis – U.S.A.

The U.S.A. business unit generated $53.0 million or 8% of total revenue and this revenue was mostly of a non-recurring nature. This amount reflects the growth in our initial software license and professional fees related to our e-Invoicing solutions. As previously indicated, year-over-year comparisons are not meaningful, since 2000 results include revenue from exited activities.

This business unit signed several key customer agreements during 2001. It signed a 5-year agreement with VISA U.S.A. that expands our payment and invoicing solutions in the U.S. We will work closely to integrate our products into VISA's commercial payment solutions. We will also provide VISA with other payment-related application tools to facilitate the implementation and adoption among its large commercial customer base.

It signed a five-year agreement with Bank of America that will enable the bank to offer our e-Invoicing solution to its divisions and business customers around the world in multiple languages and multiple currencies. Concurrent to this agreement, we acquired technology assets from the bank as discussed under Acquisitions.

In addition, it entered into agreements with Teleglobe Inc. for the resale of our eCommerce services in the area of security and invoice presentment and payment. As a result, Teleglobe will be offering our e-Invoicing and security services to its global business and telecom carrier customer base. The initial fees payable by Teleglobe under these agreements were $7.5 million and were included in our non-recurring revenue.

Lastly, it signed a number of other agreements with U.S. companies for our e-Invoicing solution such as PPG Industries, Inc. and Equifax Inc. and a number of alliances for the resale of our e-Invoicing solutions such as with Clarus Corporation.

We also derived revenue, mainly from the Federal Home Loan Mortgage Corporation (Freddie Mac) and its customers for our electronic mortgage and relocation service business.

These agreements are expected to translate into recurring revenue in the future.

Direct costs

Years ended December 31

		2001		2000	Variance between 2001 and 2000	
Business units	$ millions	% Revenue	$ millions	% Revenue	$ millions	%
eHealth Solutions Group	49.4	7.5	29.2	6.2	20.2	69.2
BCE Emergis – Canada	96.1	14.6	78.2	16.7	17.9	22.9
BCE Emergis – U.S.A.	3.1	0.5	4.6	1.0	(1.5)	(32.6)
	148.6	22.6	112.0	23.9	36.6	32.7

Gross Margin

Years ended December 31

		2001		2000	Variance between 2001 and 2000	
Business units	$ millions	Gross margin %	$ millions	Gross margin %	$ millions	%
eHealth Solutions Group	257.6	83.9	180.7	86.1	76.9	42.6
BCE Emergis – Canada	200.3	67.6	156.1	66.6	44.2	28.3
BCE Emergis – U.S.A.	49.9	94.2	19.2	80.7	30.7	159.9
	507.8	77.4	356.0	76.1	151.8	42.6


Direct Costs by Business Unit
eHealth Solutions Group
BCE Emergis – Canada
BCE Emergis – U.S.A.
$ (millions)
100
80
60
40
20
0
2000
2001


Direct Costs by Business Unit as a % of Total Direct Costs
eHealth Solutions Group
BCE Emergis – Canada
BCE Emergis – U.S.A.
4.1%
26.1%
69.8%
2000
2.1%
33.2%
64.7%
2001

Direct costs consist of telecommunications costs relating to services provided to clients, provider network access fees, the cost of products or services purchased specifically for client projects, royalties pertaining to certain products and personnel costs for the installation and integration of specific client projects directly related to revenue. Overall direct costs increased by $36.6 million, or 32.7%.

The dollar amount increase in direct costs from 2000 to 2001 for our eHealth Solutions Group business unit is mainly due to the full year impact of the BCE Emergis Corporation acquisition as well as increased provider network access fees for our U.S. operations.

The latter explains why our gross margin percentage in this business unit decreased.

The dollar amount increase in direct costs related to our Canada business unit relates mostly to higher telecommunication costs. Our gross margin remained relatively unchanged for this business unit at 67.6% in 2001, up from 66.6% in 2000.

The decrease of direct costs as a percentage of revenue reflects the impact of the acquisition of BCE Emergis Corporation, which has significantly lower direct costs than the rest of our operations, and increased operating leverage.

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The direct costs of our U.S.A. business unit are not comparable year-over-year due to the inclusion of our exited activities in our 2000 financial results. The current high gross margin is mostly due to our e-invoicing solution for which direct costs are not significant. Costs related to these solutions are mostly related to sales and marketing and research and development.

Expenses — Years ended December 31

	2001		2000		Variance between 2001 and 2000	
	$ millions	% Revenue	$ millions	% Revenue	$ millions	%
Operations	178.3	27.2	148.1	31.6	30.2	20.4
Sales and marketing	77.1	11.7	53.7	11.5	23.4	43.6
Research and development	58.3	8.9	28.0	6.0	30.3	108.2
General and administrative	67.3	10.2	51.4	11.0	15.9	30.9
	381.0	58.0	281.2	60.1	99.8	35.5


Operations
Sales and Marketing
Research and Development
General and Administrative
$ (millions)
200
150
100
50
0
2000
2001

Operations
Operations expenses consist primarily of personnel and personnel-related expenses, software and hardware maintenance and facilities costs.

Expenses have decreased as a percentage of revenue, due mostly to our revenue mix and the fact that our non-recurring revenue is not generally associated with operations costs.

Sales and marketing
Sales and marketing expenses consist primarily of personnel-related costs, as well as advertising costs and trade shows.

Expenses have remained constant as a percentage of revenue. The dollar increase relates mostly to increased headcount and related expenses that are mainly attributable to our channel management needs in the Canadian business unit and the increased sales force in the U.S.A. business unit.

Research and development
Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions and the enhancements and maintenance of existing solutions.

The increase is due to the continued development of our e-invoicing solutions, the development of our web claims and premiums exchange, our investment in new solutions such as network-centric services, and the development of additional functionalities in our other existing solutions such as our electronic bill presentment and e-procurement services.

During the year, we recorded investment tax credits in the amount of $4.9 million as a reduction of our research and development expenses. None were recorded in 2000.

General and administrative
General and administrative expenses consist largely of personnel-related costs for executive and corporate departments and facilities costs.

Expenses decreased as a percentage of revenue because of the pace at which revenue grew and due to the consolidation of our corporate resources in Montreal, Quebec and Rockville, Maryland.

Depreciation

Years ended December 31

	2001	2000	Variance between 2001 and 2000	
	$ millions	$ millions	$ millions	%
Depreciation	45.4	28.0	17.4	62.1

Depreciation expense relates to computer equipment, purchased software, licenses, acquired rights, assets under capital leases, furniture and fixtures, office equipment and leasehold improvements.

The increase over 2000 reflects both our continued and on-going commitment to invest in capital assets to build our infrastructure and the impact of our acquisitions.

Amortization of intangibles

Years ended December 31

	2001	2000	Variance between 2001 and 2000	
	$ millions	$ millions	$ millions	%
Amortization of intangibles	407.1	317.8	89.3	28.1

As a result of using the purchase method to account for our acquisitions, we allocated a portion of the purchase cost to acquired technologies and goodwill. Due to the rapid pace of change in our knowledge-based technology industry, we believe that these assets will have a short life and have, therefore, estimated their useful life at three years. We have amortized them over a three-year period commencing on the date of acquisition.

Amortization of intangibles pertains to acquired technologies and goodwill. The increase relates to a full year of amortization for both BCE Emergis Corporation and BCE Emergis Technologies, Inc. in 2001, compared to approximately nine months and three months amortization, respectively in 2000.

The goodwill associated with the electronic business solution assets ("EBS") acquisition of August, 1998 has been fully amortized in the current year.

New accounting standards are discussed (see Future accounting changes and note 2 to our Consolidated financial statements) in this document in connection with the amortization of goodwill and intangible assets. As result of these new standards, there will not be any amortization of goodwill recorded in 2002. Goodwill will, however, be assessed for impairment on an annual basis.

Interest

Long-term debt

The increase in interest on debt relates mostly to the interest of $8.5 million compared to $7.9 million in 2000 on the convertible debenture due to our parent company, and increased obligations under capital leases. As the convertible debenture was repaid in 2001, we expect the interest on our long-term debt to decrease in 2002.

Accretion on convertible debenture

The accretion on the convertible debenture relates to the option on the convertible debenture due to our parent company issued in December, 2000. The debenture was repaid in full in November, 2001 with the proceeds from the Offering discussed elsewhere in this document. As a result, no accretion charge is expected for 2002.

Write-down of marketable securities and other assets

During the year ended December 31, 2001, a write-down of $33.1 million was recorded in our Consolidated Statement of Earnings to reflect the unrealized loss in the market value of the shares of The Descartes Systems Group Inc. These securities were received as partial consideration in 2000 for the disposal of non-core assets related to the delivery of logistics electronic messaging services in the transportation industry.

During the year, a provision of approximately $5.4 million was recorded on certain other current assets to reflect an impairment in their net realizable value.

Income tax

The income tax provision was $21.1 million in 2001 compared to an income tax recovery of $5.9 million in 2000. The effective tax rates for 2001 and 2000 were (5.4%) and 2.1% respectively. The difference between the statutory tax rate (40.26% in 2001 and 41.39% in 2000) and the effective tax rate is principally due to the non-deductible amortization of intangible assets.

The current income tax provision of $17.5 million in 2001 is mainly attributable to the foreign taxes applicable to earnings from our U.S. operations.

Our current income taxes in 2002 will depend on the revenues generated in the U.S.

The future income tax provision of $3.6 million in 2001 reflects the draw down of the future income tax assets by $16.5 million, resulting from the reduced corporate income tax rates announced for the years in which these assets are expected to be realized.

Net loss

The net loss increased by $135.1 million in 2001 to $414.4 million, from $279.3 million in 2000.

The increase in the net loss is explained by the following factors:

	$ millions	
Non-cash	89.3	Increase in the amortization of intangibles
	41.3	Write-down of marketable securities and other assets
	20.4	Decrease in recovery of future income taxes
	17.4	Increase in depreciation
	16.2	Gains on sale of exited activities recorded in 2000
	184.6	
Cash	6.6	Increase in current income taxes
	2.3	Net increase in interest expense
	8.9	
Sub-total	**193.5**	

These increases in expenses were mitigated by:

Non-cash	4.2	Decrease in the accretion on the convertible debenture
Cash	52.0	Increase in our *earnings before under-noted items*
	2.2	Other
	54.2	
Sub-total	**58.4**	
Total	**135.1**	

Liquidity and Capital Resources

	Years ended December 31	
	2001	2000
	$ millions	$ millions
Cash flows from operating activities	105.7	46.9
Cash flows used for investing activities	(102.9)	(823.1)
Cash flows from financing activities	87.9	785.9
Other	0.4	0.8
Net increase in cash and cash equivalents	91.1	10.5

The above table sets forth a summary of cash flow activity and should be read in conjunction with our Consolidated Statements of Cash Flows.

As at December 31, 2001, we had $183.3 million in cash and temporary investments on hand, compared with $92.2 million in 2000. Our balance sheet reflects a current ratio of 2.0 and working capital of $145.8 million compared to a current ratio of 1.9 and working capital of $133.0 million as at December 31, 2000. We also have access to unused lines of credit totaling $16.0 million.

Operating activities
We generated $105.7 million of cash from our operations, an increase of $58.8 million or 125% over 2000, due mostly to the strong growth in our operations.

Investing activities
Cash flows used in investing activities were $102.9 million in 2001. Included in this amount is $59.2 million related to acquisitions and $57.0 million for additions to our capital assets. In total, we acquired $80.1 million of capital assets. We financed $23.1 million and paid $57.0 million in cash. In 2000, $53.8 million was paid for in cash and $29.2 million was financed. The amount spent on acquisitions includes AHC, San Francisco I, LLC (a wholly owned subsidiary of Bank of America), the first of three annual installments for the balance of sale relating to the acquisition of BCE Emergis Technologies, Inc., and ProCure.com. These amounts include assets purchased from some of our customers during the year for approximately $26.0 million, including San Francisco I, a subsidiary of Bank of America in the amount of $13.4 million. These transactions were separately negotiated and recorded at arm's-length terms.

Our capital expenditures for 2002 are expected to be lower than the $80.1 million and $83.0 million incurred in 2001 and 2000, respectively. We expect to finance these additions both through internally generated funds and available credit facilities.

We also generated $26.0 million in proceeds from the sale of our marketable securities.

The cash flows used in investing activities of $823.1 million in 2000 are mainly due to our acquisition of BCE Emergis Corporation in March, 2000.

Financing activities
Cash flows generated from financing activities totaled $87.9 million. The bulk of this relates to the proceeds generated from the Offering of $250.8 million offset by our repayment, in the amount of $150.0 million, of the convertible debenture due to our parent company. In 2000, the $785.9 million figure related mostly to the financing of our acquisition of BCE Emergis Corporation, and included a convertible debenture due to our parent in the amount of $150.0 million. A second $150.0 million debenture was issued in 2000 to refinance the original debenture and this second debenture was repaid in full in 2001.

We believe that we will be able to meet our anticipated cash requirements for 2002 with our current funds as well as through internally generated funds from operations and borrowings under existing credit facilities.

Common Share Public Offering ("Offering")

On November 22, 2001, we completed a $250.8 million Offering in Canada. We sold 2,600,000 common shares of our Company at $38.75 to the public for $100.8 million, and 3,870,968 common shares to our majority shareholder, BCE at $38.75 for $150.0 million. The proceeds from BCE were used to repay our $150.0 million convertible debenture held by BCE.

Acquisitions

In 2000, we acquired companies and assets using the purchase method of accounting. Included in these acquisitions are the following:

- In June 2001, we acquired for $30.0 million USD all of the outstanding shares of AHC, a privately held company involved in health care cost management in the State of Wisconsin in the U.S. We paid $10.0 million USD at closing. This acquisition builds on our strategy to expand the reach of our provider network into a new geographic area.
- In September 2001, we acquired, through a merger, the assets in the business-to-business electronic invoice presentment and payment business of San Francisco I, LLC, a wholly owned subsidiary of Bank of America, N.A., for $8.5 million USD, including $2.5 million USD in common shares of our Company and $6.0 million USD in cash. This acquisition will expand our customer base.
- In July 2001, we acquired the assets of Canadian-based ProCure.com, a technology provider of supplier enablement applications for a total cash consideration of $6.4 million. This technology related acquisition is complementary to the development of our Order to Pay gateway.
- Under the terms of the purchase agreement of BCE Emergis Technologies, Inc. in September 2000, we agreed to pay additional purchase considerations of up to $6.0 million USD upon the achievement of specific objectives by BCE Emergis Technologies, Inc. The achievement of these objectives in the current year resulted in an increase in the purchase price of this company, and a corresponding increase to the goodwill recorded on the acquisition in the amount of $6.0 million USD.

See also note 9 to our consolidated financial statements.

Contingency

In October 2001, the United States Court of Appeals for the Seventh Circuit ruled in favor of our U.S.-based subsidiary, BCE Emergis Corporation in a case brought against it by First Health Group Corporation ("**First Health**").

The Appeals Court upheld the earlier decision of the United States District Court for the Northern District of Illinois granting summary judgment in favor of BCE Emergis Corporation, on false advertising and contractual interference claims. The case was originally filed in April 1996, and a favorable lower court decision had been rendered prior to the acquisition of BCE Emergis Corporation in March 2000. First Health has now exhausted all of its appeals and this matter is closed.

Outlook

During 2001, we achieved our revenue targets through increases in both recurring and non-recurring revenue. Going forward, we expect the level of non-recurring revenue to substantially decrease in 2002, because of our prospective and existing customers' more cautious approach to undertaking new initiatives, which leads to longer and more uncertain sales cycles. We therefore expect our total revenue to decrease compared to the 2001 level.

The Company stated that for the first quarter of 2002 it would record significantly lower revenue and incur a "*loss before under noted items*". Consequently, it is reviewing its cost structure to align it with its anticipated revenue level and developing a cost reduction plan, which will be announced and initiated in the second quarter. This plan will include a review of our operations and anticipated capital requirements, and should result in a significant reduction in our operating costs and capital requirements. The total effect of lower revenue and expense levels may lead to lower "*earnings before under noted items*" both in terms of dollars and percentages of revenue from the 2001 level. Net earnings will be impacted negatively by any charge related to the stated plan. The Company has a good cash position and a low debt level.

Going forward, we continue to believe in the fundamental strength of our business and the markets it serves and we will focus on driving adoption of our services by and through our customers. This should further build our recurring revenue base as most of the agreements signed in 2001 are expected to generate recurring revenue over the next years. Furthermore, we plan to continue strategically focusing on three areas, health, finance and network-centric services with Bell Canada.

Accounting changes

Effective January 1, 2001, we adopted the new recommendations issued by the CICA with respect to interim financial statements and earnings per share (Handbook sections 1751 and 3500 respectively). The new standards align Canadian reporting practices with those of the U.S. Section 1751 establishes standards for interim financial reporting. Under Section 3500, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of warrants and options, and disclosure is required of basic and diluted EPS, as well as the numerator and denominator of per share data.

Please refer to our "*Accounting Policies*" in our notes to the audited consolidated financial statements for the year ended December 31, 2001 included elsewhere in this document.

Future accounting changes

The CICA issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. We are currently evaluating the impact of the adoption of the new standards, and it is likely that the transitional impairment test could result in a significant impairment charge. We will have completed the assessment of the quantitative impact on our financial statements by June 30, 2002.

In addition, the CICA issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments will be applied retroactively with restatement of prior periods. We do not expect the adoption of the new standard to have an impact on our financial statements.

The CICA also issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based Compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. We are currently evaluating the impact of the adoption of the new standard, and therefore have not yet assessed the impact on our financial statements.

Forward-Looking Statements

This Management's discussion and analysis contains certain forward-looking statements with respect to our Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. You will find below certain risks and uncertainties affecting us.

Our Annual Information Form filed with Canadian securities commissions contains more information on risks and uncertainties. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks and uncertainties

General and economic factors

General and economic factors such as a downturn in the economy or a recession may have a negative impact on our business and operating results. In addition, we would be affected by fluctuation in the currency exchange rates between the Canadian and U.S. dollar. The strengthening of the Canadian dollar would have an unfavourable effect on our net earnings.

Adoption of eCommerce

In order for us to be successful, eCommerce must continue to be widely adopted in a timely manner. Because eCommerce, and transactions over the Internet in general, are new and evolving, it is difficult to exactly predict the size of this market and its sustainable growth rate. Adoption of eCommerce has not been as fast as originally anticipated.

Adoption rate of our solutions by customers

In order to build our recurring revenue base, the number of transactions we process must increase. This increase will depend on the rate at which our solutions are adopted by our customers and by our channel partners' customers. It will also depend on our ability to stimulate our channel partners in being pro-active and successful in selling our solutions to their customers.

Response to industry's rapid pace of change

If we are unable to develop new technologies or enhancements to our existing services on a timely and cost-effective basis, or if our new services or enhancements do not achieve market acceptance, our sales may decline or may not grow at the same rate as in the past.

Competition

The eCommerce and health care claims businesses are intensely competitive and we have many competitors with substantial financial, marketing, personnel and technological resources.

Growth

We have experienced rapid growth in our revenue. To continue to grow:

i) there must be continued adoption of eCommerce solutions;
ii) large financial institutions and health insurance companies must adopt our eCommerce solutions and be effective in reselling them to their customers;
iii) we must integrate acquisitions successfully;
iv) our operations must be scalable; and
v) we must be able to enter into agreements that generate non-recurring revenue and form the basis for generating new recurring revenue.

Operating results

We have experienced losses in the past. Revenue in any quarter is substantially dependent on the quantity of purchases of services requested in that quarter by customers. Furthermore, our eHealth business unit derives a significant portion of revenue from a small number of major payor clients. The loss of a contract with a major payor client or the inability to replace any such client with new clients could have a significant effect on our results.

Quarterly revenue, when inclusive of non-recurring revenue, is difficult to forecast since the market for eCommerce is rapidly evolving and our revenue in any period is significantly affected by the economic environment and its impact on Sales cycles, our ability to enter into new sales agreements and by the announcements and product offerings of our competitors as well as alternative technologies.

Volatile quarterly revenues and operating results

Our quarterly operating results have fluctuated in the past and we expect them to continue to fluctuate in the future. Volatility in quarterly results is mainly due to the level of non-recurring revenue. If our quarterly operating results fail to meet analysts' expectations, the trading price of our common shares could decline. In addition, significant fluctuations in our quarterly operating results may harm our business operations by making it difficult for us to implement our business plan and achieve our results.

Success of U.S. operations

We are expanding our operations in the United States. We have limited experience in marketing, selling and supporting our services in other countries, including the United States. We may not be able to successfully market, sell, deliver and support our services in the United States. We will need to devote significant management and financial resources to our expansion in the United States. In particular, we will have to attract and retain experienced management and other personnel. Competition for such personnel is intense, particularly in the United States, and we may be unable to attract and retain qualified staff. If we are unable to expand our international operations successfully and in a timely manner, our business and operating results could be materially harmed.

Acquisitions

A key element of our growth strategy has been and continues to be to make strategic acquisitions. We may not be able to integrate the operations of recently acquired companies with our existing operations without encountering difficulties and there can be no assurance that, in the future, we will find acquisition candidates on terms suitable to us or that we will have adequate resources to consummate any acquisition.

Strategic relationships

We rely on strategic relationships to increase our client base and if these relationships fail, our business and operating results could be materially harmed. We view our relationship with our parent company, BCE, as strategic in nature and any change in this relationship could affect our ability to generate new business or maintain existing business.

Dependance on contracting medical service providers

The business growth in our eHealth sector is dependant on our ability to retain existing contracting providers, to attract additional contracting providers and to retain or improve the price concessions granted by contracting providers. The termination of a significant number of contracts with contracting providers having a significant number of claims with our payor clients, the inability to replace those contracts with similar contracting providers and/or renegotiation of contracts resulting in reduced price concessions could have a significant effect on our results. Also the contracts do not prohibit the contracting providers from entering into discounted arrangements with others.

Defects in software or failures in the processing of transactions

Defects in our owned or licensed software products, delays in delivery, as well as failures or mistakes in our processing of electronic transactions, could materially harm our business, including our customer relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. There can be no assurance that a fire or other natural disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

Security and privacy breaches

If we are unable to protect the security and privacy of our electronic transactions, our business, including customer relationships could be materially adversely affected.

Key personnel

We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. The loss of the services of key persons could materially harm our business and operating results and the failure to hire and retain qualified personnel would harm our ability to grow our business, which would materially harm our operating results.

Protection of intellectual property

We depend on our ability to develop and maintain the proprietary aspects of our technology. We cannot be certain that we will be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property.

Intellectual property infringement claims

Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results.

Integrity of the public key cryptography technology

Our Internet security solutions depend on public key cryptography technology. Any significant advance in techniques for attacking cryptographic systems could render some or all of our existing Internet security solutions obsolete or unmarketable, which could reduce revenues from our security solutions and could materially harm our business and operating results.

Industry and government regulations

Governmental policies adversely affecting our business could be implemented by legislation, executive order, administrative order or otherwise, particularly in the U.S. health care industry. In that industry, a number of proposals for health care reform have been made at federal and state levels, including proposals to provide greater government control of health care spending, to reduce fraud and abuse, to broaden access to health care services and to change the operating environment for health care providers and payors. We cannot predict what impact, if any, theses activities, which include efforts to effect reform through legislation and changes in administration or interpretation of government health care programs, laws, regulations or policies, might have on it. Any of these changes could have a significant impact on our business and operating results.

Supplementary Financial Data

(Tables in millions of Canadian dollars except share data)

December 31

$ millions

	2001	2000	1999
Consolidated Statements of Earnings			
Revenue by Business Unit			
eHealth Solutions Group	307.0	209.9	20.8
BCE Emergis – Canada	296.4	234.3	157.7
BCE Emergis – U.S.A.	53.0	23.8	8.2
	656.4	468.0	186.7
Recurring revenue (%)	78%	87%	86%
Related party revenue	205.4	122.6	50.5
Gross margin (%)	77%	76%	67%
EBITDA *(note 1)*	126.8	74.8	3.9
EBITDA margin (%)	19%	16%	2%
Depreciation	45.4	28.0	9.5
Interest expense (income), net	7.5	5.2	(2.4)
Net loss	(414.4)	(279.3)	(66.1)
Basic and diluted loss per share	(4.35)	(3.04)	(0.82)
Baseline earnings (loss) *(note 2)*	58.6	30.6	(4.1)
Baseline earnings (loss) per share	0.62	0.33	(0.05)
Weighted average number of shares outstanding (millions)	95.2	91.7	80.3
Consolidated Balance Sheets			
Cash and temporary investments	183.3	92.2	81.7
Working capital	145.8	133.0	46.1
Capital assets – net	172.1	152.3	126.1
Total debt	65.6	178.2	22.8
Shareholders' equity	914.9	995.0	401.6
Consolidated Statements of Cash Flows			
Cash flows from operating activities	105.7	46.9	41.6
Additions to capital assets (including amounts financed)	80.1	83.0	38.1

note 1: earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains on sale of exited activities and other expenses.

note 2: before amortization of acquisition costs, one-time gains and charges, and future income taxes.

Supplementary Financial Data (cont'd.)

(Tables in millions of Canadian dollars except share data)

$ millions

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Statements of Earnings								
Revenue by Business Unit								
eHealth Solutions Group	83.0	77.5	76.2	70.3	65.5	63.0	63.2	18.2
BCE Emergis – Canada	82.7	75.7	72.0	66.0	67.8	64.5	53.0	49.0
BCE Emergis – U.S.A.	15.7	19.8	10.5	7.0	7.7	4.6	6.0	5.5
	181.4	173.0	158.7	143.3	141.0	132.1	122.2	72.7
Recurring revenue (%)	75%	78%	80%	81%	81%	87%	90%	95%
Related party revenue	76.6	46.9	40.6	41.3	41.0	32.4	26.9	22.3
Gross margin (%)	77%	77%	77%	78%	78%	75%	79%	70%
EBITDA *(note 1)*	35.2	34.4	30.9	26.3	24.0	25.7	20.1	5.0
EBITDA margin (%)	19%	20%	19%	18%	17%	19%	16%	7%
Depreciation	13.2	12.1	10.8	9.3	10.3	5.9	6.0	5.8
Interest expense (income), net	1.6	2.0	2.0	1.9	1.7	1.2	2.4	(0.1)
Net loss	(101.3)	(107.5)	(90.6)	(115.0)	(72.8)	(83.3)	(82.1)	(41.1)
Basic and diluted loss per share	(1.03)	(1.14)	(0.96)	(1.23)	(0.78)	(0.90)	(0.88)	(0.46)
Baseline earnings (loss) *(note 2)*	17.9	15.2	12.5	13.0	9.1	14.9	8.4	(1.8)
Baseline earnings (loss) per share	0.18	0.16	0.13	0.14	0.10	0.16	0.09	(0.02)
Weighted average number of shares outstanding (millions)	98.0	94.2	93.9	93.8	93.6	93.0	92.8	88.5
Consolidated Balance Sheets								
Cash and temporary investments	183.3	81.9	58.6	69.6	92.2	50.4	86.5	79.1
Working capital (deficiency)	145.8	(76.4)	(36.8)	128.0	133.0	(51.6)	(28.0)	(13.9)
Capital assets – net	172.1	148.2	138.4	146.2	152.3	142.4	127.8	132.7
Total debt	65.6	194.9	190.1	189.5	178.2	167.7	155.7	149.1
Shareholders' equity	914.9	764.2	834.7	919.9	995.0	1,041.6	990.2	1,070.2
Consolidated Statements of Cash Flows								
Cash flows from (used for) operating activities	62.9	36.7	20.7	(14.6)	47.3	5.2	19.3	(24.9)
Additions to capital assets (including amounts financed)	47.2	10.2	17.0	5.7	29.2	26.0	12.7	15.1

note 1: earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains on sale of exited activities and other expenses.

note 2: before amortization of acquisition costs, one-time gains and charges, and future income taxes.

Supplementary Financial Data (cont'd.)

(Tables in millions of Canadian dollars except share data)

The terms "EBITDA" and "baseline earnings (loss)" used in the MD&A do not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. EBITDA is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains on sale of exited activities and other expenses.

No reconciliation is provided since the amount is equivalent to the caption "Earnings before under-noted items" included in the Consolidated Statement of Earnings. "Baseline earnings (loss)" represent net earnings before amortization of acquisition costs, one-time gains and charges, and future income taxes. A detailed reconciliation of "baseline earnings (loss)" is presented below.

$ millions

	2001	2000	1999
Baseline earnings (loss)	58.6	30.6	(4.1)
Amortization of intangibles	407.1	317.8	75.8
Accretion on convertible debenture due to parent, related to the option	21.0	25.2	–
Writedown of marketable securities and other assets	41.3	–	–
Gains on sale of exited activities, net	–	(16.2)	(13.8)
Income taxes – future	3.6	(16.8)	–
Other	–	(0.1)	–
Reported net loss	(414.4)	(279.3)	(66.1)

$ millions

	2001					2000				
	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1	YTD
Baseline earnings (loss)	17.9	15.2	12.5	13.0	58.6	9.1	14.9	8.4	(1.8)	30.6
Amortization of intangibles	97.1	105.0	103.8	101.2	407.1	97.9	92.3	90.0	37.6	317.8
Accretion on convertible debenture due to parent, related to the option	10.5	3.5	3.5	3.5	21.0	8.1	8.2	8.2	0.7	25.2
Writedown of marketable securities and other assets	2.1	15.3	1.5	22.4	41.3	–	–	–	–	–
Gains on sale of exited activities, net	–	–	–	–	–	(16.2)	–	–	–	(16.2)
Income taxes – future	9.5	(1.1)	(5.7)	0.9	3.6	(7.9)	(2.3)	(7.7)	1.1	(16.8)
Other	–	–	–	–	–	–	–	–	(0.1)	(0.1)
Reported net loss	(101.3)	(107.5)	(90.6)	(115.0)	(414.4)	(72.8)	(83.3)	(82.1)	(41.1)	(279.3)

Management's Report

The accompanying consolidated financial statements of BCE Emergis Inc. and its subsidiaries (collectively the "Company"), and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgements of management and in their opinion present fairly the Company's financial position, results of operations and cash flows. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

Management, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that the Company's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and other information in this annual report, and recommends their approval by the Board of Directors. The shareholders' auditors have free and independent access to the Audit Committee.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.

W. Brian Edwards
W. Brian Edwards
Vice Chairman and
Chief Executive Officer

Nelson Gentiletti
Nelson Gentiletti
Chief Financial Officer

Montreal (Quebec), March 26, 2002

Auditors' Report

To the Shareholders of
BCE Emergis Inc.

We have audited the consolidated balance sheets of BCE Emergis Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Deloitte & Touche, LLP
Chartered Accountants

Montreal (Quebec), February 22, 2002

Consolidated Statements of Earnings

(In millions of Canadian dollars, except share data)

Years ended December 31	2001	2000
Revenue	656.4	468.0
Direct costs	148.6	112.0
Gross margin	507.8	356.0
Expenses		
Operations	178.3	148.1
Sales and marketing	77.1	53.7
Research and development	58.3	28.0
General and administrative	67.3	51.4
	381.0	281.2
Earnings before under-noted items	126.8	74.8
Depreciation	45.4	28.0
Amortization of intangibles	407.1	317.8
Interest income	(4.7)	(5.0)
Interest on long-term debt	12.2	10.2
Accretion on convertible debenture due to parent, related to the option (notes 7 and 9e)	21.0	25.2
Writedown of marketable securities and other assets (note 5)	41.3	–
Gains on sale of exited activities, net (note 10)	–	(16.2)
Other	(2.2)	–
Net loss before income taxes	(393.3)	(285.2)
Income taxes (note 14)		
Current	17.5	10.9
Future	3.6	(16.8)
	21.1	(5.9)
Net loss	(414.4)	(279.3)
Basic and diluted loss per share ($) (note 11)	(4.35)	(3.04)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	95,186,035	91,743,796

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In millions of Canadian dollars)

As at December 31	2001	2000
ASSETS		
Current		
Cash	40.2	39.0
Temporary investments, bearing interest at rates varying from 1.75% to 2.20% maturing to January 2002	143.1	53.2
Marketable securities (market value $3.1 million at December 31, 2001 and $67.9 million at December 31, 2000)	1.9	67.9
Accounts receivable	98.6	76.4
Future income taxes (note 14)	5.6	7.5
Other	9.6	37.6
	299.0	281.6
Capital assets (note 3)	172.1	152.3
Goodwill, net	477.2	737.8
Future income taxes (note 14)	68.7	73.4
Other assets (note 4)	89.9	71.2
	1,106.9	1,316.3
LIABILITIES		
Current		
Accounts payable and accrued liabilities	100.2	99.9
Deferred revenue	12.3	17.4
Deferred credits	12.0	12.0
Long-term debt (note 6)	28.7	19.3
	153.2	148.6
Deferred credits	1.9	13.8
Long-term debt (note 6)	36.9	29.9
Convertible debenture due to parent (note 7)	—	129.0
	192.0	321.3
COMMITMENTS AND CONTINGENCIES (note 13)		
SHAREHOLDERS' EQUITY		
Option on convertible debenture due to parent (note 7)	—	21.0
Capital stock (note 8)	1,596.0	1,303.7
Contributed surplus (note 8)	46.2	25.2
Deficit	(786.4)	(372.0)
Foreign currency translation adjustment (note 15)	59.1	17.1
	914.9	995.0
	1,106.9	1,316.3

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Robert Kearney
Director

John H. McArthur
Director

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Years ended December 31	
	2001	2000
Operating activities		
Net loss	(414.4)	(279.3)
Depreciation and amortization	452.5	345.8
Accretion on convertible debenture due to parent, related to the option	21.0	25.2
Writedown of marketable securities and other assets	41.3	–
Future income taxes	3.6	(16.8)
Gains on sale of exited activities, net	–	(16.2)
Other	(1.9)	(0.1)
Changes in working capital (note 12)	3.6	(11.7)
Cash flows from operating activities	105.7	46.9
Investing activities		
Additions to capital assets	(57.0)	(53.8)
Acquisitions	(59.2)	(810.6)
Cash acquired on acquisition of Associates for Health Care, Inc.	0.8	–
Cash acquired on acquisition of BCE Emergis Corporation	–	46.3
Cash acquired on acquisition of BCE Emergis Technologies, Inc.	–	1.1
Proceeds on sale of marketable securities	26.0	–
Loan receivable (note 4)	(12.0)	–
Advances to company under common control	–	(2.2)
Note receivable from former majority shareholder of UP&UP	–	(11.6)
Settlement of note payable to former majority shareholder of UP&UP	(1.5)	–
Proceeds from sale of exited activities – net of transaction costs (note 10)	–	7.7
Cash flows used for investing activities	(102.9)	(823.1)
Financing activities		
Issue of convertible debenture due to parent	–	300.0
Repayment of convertible debenture due to parent	(150.0)	(150.0)
Issue of long-term debt	15.7	–
Repayment of long-term debt	(30.2)	(16.3)
Bank advances	–	(5.7)
Issue of common shares	252.4	657.9
Cash flows from financing activities	87.9	785.9
Foreign exchange gain on cash held in foreign currencies	0.4	0.8
Cash and cash equivalents		
Increase	91.1	10.5
Balance, beginning of year	92.2	81.7
Balance, end of year	183.3	92.2
Cash and cash equivalents		
Cash	40.2	39.0
Temporary investments	143.1	53.2
	183.3	92.2
Supplemental disclosure of cash flow information		
Interest paid	14.5	6.6
Income taxes paid	10.7	9.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Deficit

(In millions of Canadian dollars)

	Years ended December 31	
	2001	2000
Deficit, beginning of year	(372.0)	(124.1)
Restatement related to the adoption of new accounting recommendations relating to income taxes (note 14)	–	31.4
Net loss	(414.4)	(279.3)
Deficit, end of year	(786.4)	(372.0)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(Tables in millions of Canadian dollars except share data) December 31, 2001

1 | Governing statute and nature of operations

BCE Emergis Inc. ("BCE Emergis"), incorporated under the Canada Business Corporations act, is a premier eBusiness service provider, strategically focused on market leadership in the transaction-intensive eHealth and financial services sectors. BCE Emergis, together with its subsidiaries is hereinafter referred to as the "Company". By layering technologically advanced eCommerce services on existing Internet-based platforms, the Company offers its customers increasing value in their eCommerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy.

2 | Accounting policies

New accounting standards

Earnings per share

Effective January 1, 2001, BCE Emergis adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3500, Earnings Per Share (EPS). The revised Handbook section requires the presentation of both basic and diluted EPS on the face of the statement of earnings regardless of the materiality of the difference between them. Basic EPS is calculated based on the weighted-average number of shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that a reconciliation of the calculation of the basic and diluted EPS computations be disclosed.

Basis of presentation

The consolidated financial statements of BCE Emergis have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior year's figures have been reclassified to conform with the current year's presentation.

Revenue recognition

Revenue is recognized as it is earned in accordance with the following:

- Transaction revenue is recognized as transactions are processed.
- Fees, such as hosting fees, network access fees and standby fees are recognized as services are rendered or over the term of the contract.
- License fees are recognized according to the terms of the license agreement. Perpetual licenses are recognized upon delivery of the licensed software. Where the arrangement includes multiple elements, license fee revenues are recognized on delivery, provided the undelivered elements are not essential to the functionality of the license and the Company has evidence of fair value for all of the undelivered elements. If payment of the license fee is subject to acceptance of the license, revenue is not recognized until customer acceptance or expiration of the acceptance period. The Company's agreements with customers and resellers do not contain product return rights.
- Maintenance fees are recognized as earned.
- Fees for professional and integration services are recognized as the services are rendered.
- Fees for fixed price development work are recognized using the percentage-of-completion method either on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs or on the basis of the achievement of contract milestones. Losses, if any, on long-term contracts are recognized during the period they are determined.
- Any other billings or cash received in advance of services rendered are recorded as deferred revenue.

2 Accounting policies (cont'd.)

Cash equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Capital assets

Capital assets are carried at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful life of the assets. The estimated useful lives of the assets are as follows:

Acquired technologies	3 years
Computer equipment, software, licenses and other acquired rights, assets under capital leases	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	over the lease terms expiring on various dates until 2010
Customer acquisition costs	5 years

The Company reviews the carrying value of the acquired technologies, licenses, acquired rights and customer acquisition costs for potential impairment on an ongoing basis. In order to determine if such an impairment exists, management considers the impact of technological developments and the estimated future net operating cash flows expected to be derived from these assets. A permanent impairment in the value of these assets is written off against earnings in the year such impairment occurs.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over 3 years.

The Company reviews the carrying value of goodwill for potential impairment on an ongoing basis. In order to determine if such a permanent impairment exists, management considers projected future cash flows and market-related values of the acquired businesses. A permanent impairment in the value of goodwill is written off against earnings in the year such impairment occurs.

Deferred credits

Deferred credits consist of the deferred portion of a gain generated on a sale and leaseback of a real estate transaction and a portion of the consideration received on exited activities repayable to the purchaser over a two-year period if certain conditions are not met. The lease related item is being amortized to income for a period of up to 8 years, representing the remaining term of the related lease.

Stock-based compensation plans

The Company has stock-based compensation plans, which are described in note 8. No compensation expense is recognized when stock options are issued to employees. Any consideration paid to the employees on the exercise of stock options is credited to capital stock.

Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of enacted and substantially enacted tax law.

Notes to Consolidated Financial Statements

(Tables in millions of Canadian dollars except share data) December 31, 2001

2 | Accounting policies (cont'd.)

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. Exchange gains or losses arising from the translation are included in operations.

Self-sustaining subsidiaries are accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as *"Foreign Currency Translation Adjustment"* in shareholders' equity.

Integrated foreign subsidiaries are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses arising from the translation are included in operations.

Research and development

Research costs are expensed as incurred. Development costs are expensed if they do not meet the criteria for deferral. Investment tax credits earned relative to research and development activities are recorded as a reduction of the expense.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future accounting changes

The CICA issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Management is currently evaluating the impact of the adoption of the new standards, and it is likely that the transitional impairment test could result in a significant impairment charge. Management will have completed the assessment of the quantitative impact on its financial statements by June 30, 2002.

In addition, the CICA issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments will be applied retroactively with restatement of prior periods. Management does not expect the adoption of the new standard to have an impact on its financial statements.

>

Notes to Consolidated Financial Statements

(Tables in millions of Canadian dollars except share data) December 31, 2001

2 | Accounting policies (cont'd.)

Future accounting changes (cont'd.)

The CICA also issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. Management is currently evaluating the impact of the adoption of the new standard, and therefore has not yet assessed the impact on its financial statements.

3 | Capital assets

December 31, 2001

	Cost	Accumulated depreciation and amortization	Net book value
Acquired technologies	117.8	96.9	20.9
Computer equipment	46.2	30.0	16.2
Software	34.7	19.3	15.4
Licenses and other acquired rights	88.0	25.0	63.0
Assets under capital leases:			
Computer equipment	43.0	18.2	24.8
Software	1.1	0.3	0.8
Furniture and fixtures	13.4	5.7	7.7
Office equipment	4.9	3.2	1.7
Leasehold improvements	12.8	4.6	8.2
Customer acquisition costs	13.4	—	13.4
	375.3	203.2	172.1

(Tables in millions of Canadian dollars except share data) December 31, 2001

3 | Capital assets (cont'd.)

December 31, 2000

	Cost	Accumulated depreciation and amortization	Net book value
Acquired technologies	112.9	59.9	53.0
Computer equipment	33.9	21.9	12.0
Software	21.3	12.1	9.2
Licenses and other acquired rights	48.3	5.8	42.5
Assets under capital leases:			
Computer equipment	27.9	11.6	16.3
Software	3.0	0.5	2.5
Furniture and fixtures	11.2	5.6	5.6
Office equipment	3.9	2.0	1.9
Leasehold improvements	15.3	6.0	9.3
	277.7	125.4	152.3

4 | Other assets

Included in other assets is an amount of $60.7 million ($57.4 million in 2000) representing advances to providers of medical services ("contracting providers"). The Company's contracts with contracting providers prescribe specific fee concessions on medical services rendered by the contracting providers to patients covered by medical plans of payor clients. In partial consideration for the price concessions furnished by them, contracting hospitals are offered the option by the Company of receiving an advance ("prepayment") of a portion of the estimated annual claims volume that such contracting hospitals have with payor clients. Upon termination of a provider contract by either party, the amount of advances ("prepayments") through the date of termination becomes fully due and payable to the Company. The Company considers deposits with contracting providers recoverable. The Company also assesses the collectibility and provides for those amounts where collection is in doubt.

This amount also includes an amount of $9.0 million which represents the long term portion of a $12.0 million loan receivable from a company in which BCE Emergis has an investment accounted for as a portfolio investment.

Additionally, other assets include an amount of $11.5 million representing certain marketable securities that were reclassified to long term in the current year due to renegotiated terms.

5 | Write down of marketable securities and other assets

During the year ended December 31, 2001, a write-down of $33.1 million was recorded in the Consolidated Statement of Earnings to reflect the unrealized loss in the market value of The Descartes Systems Group shares. These securities were received as partial consideration in 2000 for the disposal of our non-core assets related to the delivery of logistics electronic messaging services in the transportation industry.

During the year ended December 31, 2001, a provision of approximately $5.4 million was recorded on certain other current assets to reflect an impairment in their net realizable value.

Notes to Consolidated Financial Statements

(Tables in millions of Canadian dollars except share data) December 31, 2001

6 | Long-term debt

	2001	2000
Obligations under capital leases, secured by moveable hypothecs on the related equipment, bearing interest at a weighted-average rate of 7.65% (2000 – 7.72%) and maturing on dates varying from January 2002 to January 2005.	38.9	22.6
Loans with various financial institutions bearing interest at varying rates of 9.24% to 9.50%, repayable in monthly instalments, including capital and interest, of $426,000 in 2002, $255,000 in 2003, and $214,000 in 2004 and maturing on dates varying from December 2002 to August 2004.	8.7	6.0
Unsecured term loan payable bearing interest at 8.14%, repayable in monthly instalments of $248,000 including capital and interest, until November 2004.	8.0	–
Non-interest bearing balance of sale, repayable in instalments of $2,800,000 USD in July 2002 and $1,200,000 USD in July 2003, secured by a standby letter of credit in the amount of $3,000,000 USD which will be reduced by $1,000,000 USD for each payment after July 2002.	6.4	12.4
Non-interest bearing balance of sale, repayable in quarterly annual principal instalments of $323,000 maturing in December 2005.	1.3	–
Non-interest bearing balance of sale, repayable in annual principal instalments of $250,000 maturing in July 2006.	1.2	–
Term loan payable to a company under common control, bearing interest at 8.75%, repayable in monthly principal payments of $83,333 plus interest until January 2003, secured by a customer list held in escrow.	1.1	2.1
Bank term loan, bearing interest at prime plus 0.75%, repayable in quarterly principal instalments of $422,000 until September 2004.	–	6.0
Bank term loan, bearing interest at prime plus 2.75%, repayable in quarterly instalments of $40,625 including capital and interest, until November 2001.	–	0.1
	65.6	49.2
Less: current portion	28.7	19.3
	36.9	29.9

(Tables in millions of Canadian dollars except share data) December 31, 2001

6 | Long-term debt (cont'd.)

Minimum instalments on long-term debt, excluding obligations under capital leases (see note 13), are as follows:

2002	12.9
2003	7.9
2004	5.0
2005	0.7
2006	0.2

The Company has unsecured revolving bank credit facilities totalling $16.0 million ($25.0 million in 2000). Funds advanced under these facilities are available at Canadian bank prime rate, and rates based on Banker's acceptances, U.S. base and LIBOR rates. These facilities are renewable annually. At December 31, 2001 and 2000 no amounts had been drawn on these facilities.

7 | Convertible debenture due to parent

In December 2000, BCE Inc., the parent company, purchased a $150.0 million debenture convertible at the holder's option into 1,989,389 common shares at a conversion price of $75.40 per share. The debenture bore interest at 6.3% per annum, and had a maturity date of June 30, 2002. The fair value of the conversion option associated with the convertible debenture was $21.0 million and was reflected as "*option on convertible debenture due to parent*" in shareholders' equity. The convertible debenture due to parent in the amount of $150.0 million was repaid to BCE Inc. in the current year with the proceeds generated from the issuance of 3,870,968 common shares to BCE Inc. (note 8). The accretion of the debenture (equal to the value of the conversion option) was charged to earnings in the current year.

8 | Capital stock

Authorized

Unlimited number of shares without par value.
Common shares, voting and participating.
Preferred shares, issuable in series, non-voting, terms and conditions determinable at issuance.

	2001		2000	
	Number	$	Number	$
Issued and fully paid				
Common shares	101,308,517	1,510.5	93,651,603	1,232.8
Common shares to be issued		70.9		56.3
Options issued in connection with the BCE Emergis Technologies, Inc. acquisition		14.6		14.6
		1,596.0		1,303.7

(Tables in millions of Canadian dollars except share data) December 31, 2001

8 | Capital stock (cont'd.)

The stated capital stock as at December 31, 2001 is detailed as follows:

	Issued and fully paid		Not issued and not fully paid	Options issued as part of acquisition
	Number	Common shares $	$	$
Balance December 31, 1999	**86,773,705**	**525.8**	**—**	**—**
Issue of common shares (a)	5,517,827	650.0		
Issue of common shares (b)	566,824	49.2		
Issue of common shares (c)	150,000	1.6		
Issue of common shares (d)	643,247	6.2		
Common shares to be issued (e)			56.3	
Options issued in connection with the BCE Emergis Technologies, Inc. acquisition (note 9d)				14.6
Balance December 31, 2000	**93,651,603**	**1,232.8**	**56.3**	**14.6**
Issue of common shares (f)	583,598	6.0		
Issue of common shares (g)	146,672	3.9		
Issue of common shares (h)	319,981	15.0	(17.6)	
Issue of common shares (h)	135,695	6.4	1.9	
Issue of common shares (i)	2,600,000	100.8		
Issue of common shares (j)	3,870,968	150.0		
Share issue costs (k)		(4.4)		
Common shares to be issued (l)			30.3	
Balance December 31, 2001	**101,308,517**	**1,510.5**	**70.9**	**14.6**

For the year ended December 31, 2000:

(a) 5,517,827 common shares at $117.80 per share for total cash consideration of $650.0 million were issued by way of a private placement to the parent company in connection with the acquisition of BCE Emergis Corporation.
(b) 566,824 common shares were issued for a total consideration of $49.2 million in connection with the acquisition of BCE Emergis Technologies, Inc. (Technologies).
(c) 150,000 common shares were issued for a total cash consideration of $1.6 million in connection with the acquisition of Newstar Technologies Inc., in November 1998.
(d) 643,247 stock options were exercised to purchase 643,247 common shares for total cash consideration of $6.2 million.
(e) The number of shares to be issued in connection with the Technologies acquisition described in note 9d was not determinable as at December 31, 2000.

>

(Tables in millions of Canadian dollars except share data) December 31, 2001

8 | Capital stock (cont'd.)

For the year ended December 31, 2001:

(f) 583,598 stock options were exercised to purchase 583,598 common shares for cash consideration of $6.0 million.

(g) 146,672 common shares were issued for a total consideration of $3.9 million in connection with the acquisition in September 2001 of San Francisco I, LLC, wholly-owned subsidiary of Bank of America, N.A, as described in note 9a.

(h) 319,981 additional common shares for a value of $15.0 million were issued for the first instalment payment and 135,695 additional common shares for a value of $6.4 million were issued for the payment of the contingent consideration related to the acquisition of Technologies (note 9d).

(i) 2,600,000 common shares were issued for $100.8 million in cash in connection with the November 15, 2001 offering to the public.

(j) 3,870,968 common shares were issued for $150.0 million in cash to BCE Inc. in connection with the November 15, 2001 offering.

(k) Share issue costs in the amount of $4.4 million were incurred in connection with the November 15, 2001 offering.

(l) The number of shares to be issued in connection with the Associates for Health Care acquisition as described in note 9c is not determinable as at December 31, 2001.

Stock options

The Company has granted options to directors, officers, employees and service providers of the Company to purchase common shares. Under the BCE Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period, and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant. In November 1999, as part of the acquisition of SNS/Assure Corp. and Assure Health Inc., BCE Emergis assumed the obligations of these two corporations under their respective stock option plans and the options under such plans now entitle the holder to common shares of the Company. In total, 301,729 common shares were optioned under these two plans. Such options are all vested and will generally expire 10 years from the date of their original grant by the two acquired corporations. Also in September 2000, as part of the acquisition of Technologies, BCE Emergis assumed the obligations of this corporation under its stock option plan and the options under such plan now entitle the holder to common shares of the Company. In total, 167,968 common shares were optioned under this plan. Subject to a number of exceptions, such options vest over a four-year period, and expire 10 years after their original grant by Technologies. The exercise prices under the three stock option plans assumed as part of these acquisitions are based on a formula related to the acquisition price. As at December 31, 2001, 5,052,783 (3,361,674 in 2000) options were outstanding.

The following table summarizes option activity:

	2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		($)		($)
Outstanding – beginning of year	3,361,674	29.04	3,310,176	15.18
Granted	3,085,398	44.55	758,960	79.64
Exercised	(583,598)	10.26	(643,247)	9.61
Cancelled	(810,691)	50.79	(64,215)	22.21
Outstanding – end of year	5,052,783	37.19	3,361,674	29.04

(Tables in millions of Canadian dollars except share data) December 31, 2001

8 | Capital stock (cont'd.)

The following table summarizes information about options outstanding under the share option plans at December 31, 2001:

	Options outstanding			Options exercisable		
Range of exercise prices	Number	Weighted average exercise price	Weighted average remaining life	Number	Weighted average exercise price	Weighted average remaining life
		$	Yrs.		$	Yrs.
$0.00 to $5.00	114,480	1.06	6.8	48,294	1.73	5.3
$5.01 to $7.50	25,000	7.00	2.3	25,000	7.00	2.3
$7.51 to $10.00	1,159,476	9.01	2.7	545,851	9.00	2.7
$10.01 to $15.00	140,090	12.00	2.9	47,534	12.00	2.9
$15.01 to $20.00	87,746	17.74	4.5	65,582	17.06	5.0
$20.01 to $30.00	297,601	27.60	4.9	55,047	25.35	4.7
$30.01 to $45.00	1,432,737	37.48	5.4	26,492	35.85	3.6
$45.01 to $67.50	1,469,948	54.48	4.9	26,055	62.25	3.9
$67.51 to $100.00	217,505	78.26	4.6	0	0	0
$100.01 to $150.00	58,200	108.03	4.4	0	0	0
$150.01 to $200.00	50,000	172.80	4.1	0	0	0
	5,052,783	37.19		839,855	12.89	

Employee share purchase plan

The Company has an employee share purchase plan ("ESPP") whereby participating Canadian employees can contribute up to 10% of their pre-tax salary. The Company contributes fifty cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings. Compensation expense related to the ESPP amounted to $0.9 million in 2001 ($0.7 million in 2000).

Warrants

From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

>

(Tables in millions of Canadian dollars except share data) December 31, 2001

8 | Capital stock (cont'd.)

The following table summarizes warrant activity:

	December 31, 2001			December 31, 2000		
	Number of warrants outstanding[1]	Number of warrants exercisable[1]	Exercice price of warrants exercisable	Number of warrants outstanding[1]	Number of warrants exercisable[1]	Exercice price of warrants exercisable
Outstanding – beginning of year	650,000	300,000	$47.24	–	–	–
Warrants	1,000,000[2]	250,000	$73.55	650,000	300,000	$47.24
Outstanding – end of year	1,650,000	550,000	$59.20	650,000	300,000	$47.24

[1] *Warrants are convertible into common shares of the Company on a 1:1 basis.*
[2] *These warrants were granted to a company in which BCE Emergis has an investment accounted for as a portfolio investment.*

The non-exercised warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at this time and expire five years thereafter. No amount has been recorded in the financial statements as a result of these arrangements.

Contributed surplus

	$
Balance December 31, 2000	25.2
Unexercised conversion option	21.0
Balance December 31, 2001	46.2

Contributed surplus as at December 31, 2000 represents the amount of the unexercised conversion option on the convertible debenture due to parent issued in March 2000 and redeemed in December 2000. The increase in contributed surplus in 2001 represents the amount of the unexercised conversion option on the BCE Inc. convertible debenture issued in December 2000 and repaid with the proceeds of the issuance and the sale of the 3,870,968 common shares to BCE in November 2001 (see note 8j).

9 | Acquisitions

a) In September 2001, the Company acquired, through a merger, the assets in the business-to-business electronic invoice presentment and payment business of San Francisco I, LLC, wholly-owned subsidiary of Bank of America, N.A., for $8.5 million USD; $6.0 million USD in cash and $2.5 million USD in shares.

The transaction was accounted for using the purchase method and the purchase price acquisition cost of $8.5 million USD ($13.4 million CAD) was allocated to customer acquisition costs, which will be amortized over a period of 5 years.

>

(Tables in millions of Canadian dollars except share data) December 31, 2001

9 | Acquisitions (cont'd.)

b) In July 2001, the Company acquired the assets of ProCure.Com, a Canadian-based technology provider of supplier enablement applications for a total cash consideration of $5.9 million. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition relating mostly to professional fees. The transaction was accounted for using the purchase method.

The results of operations of ProCure.Com have been included in the Company's results since July 6, 2001, the date of acquisition.

The total purchase price of the acquisition was $6.4 million and was allocated as follows:

	$
Purchase price allocation:	
Current assets	0.3
Capital assets	0.8
Allocation of excess of purchase price	
Acquired technologies	5.3
Cost of acquisition	6.4

c) In June 2001, the Company acquired all of the outstanding shares of Associates for Health Care, Inc. ("AHC"), a privately held company involved in health care cost management in the state of Wisconsin in the U.S. for $30.0 million USD.

Pursuant to the Agreement and Plan of Merger, the Company paid $10.0 million USD at closing. The balance of the purchase price will be paid in three equal instalments on June 28, 2002, June 28, 2003, and June 28, 2004, by the issuance of shares with a value of $20.0 million USD. The Company has the option to settle the balance of the purchase price with cash payments in the amount of $6.7 million USD at each of the above-mentioned dates.

The Company incurred transaction costs in the amount of approximately $2.0 million USD in connection with the acquisition, relating mostly to professional fees. The transaction was accounted for using the purchase method.

An amount of $1.25 million USD otherwise payable on June 28, 2002 will be held to be applied against indemnification claims, if any, arising within a defined period after closing.

The results of operations of AHC have been included in the Company's results since June 28, 2001, the date of acquisition.

The total purchase price of the acquisition of $32.0 million USD ($48.6 million CAD) was allocated as follows:

	$
Purchase price allocation:	
Current assets	4.8
Capital assets	0.7
Current liabilities	(1.1)
Allocation of excess of purchase price	
Goodwill	44.2
Cost of acquisition	48.6

(Tables in millions of Canadian dollars except share data) December 31, 2001

9 | Acquisitions (cont'd.)

d) In September 2000, the Company acquired all of the outstanding shares of InvoiceLink Corporation, now renamed BCE Emergis Technologies, Inc. (Technologies), a privately held company involved in Web-based invoicing and payment solutions for business-to-business applications. Pursuant to the Agreement and Plan of Merger, the shares of Technologies were converted into shares of BCE Emergis as described below. In addition, the Company assumed the issued and outstanding options to purchase Technologies shares that were converted into options to purchase BCE Emergis shares.

Pursuant to the acquisition agreement, the Company issued 566,824 shares valued at $49.2 million and exchanged options to purchase 167,968 shares of BCE Emergis valued at $14.6 million. During the current year, the Company paid the first of three annual instalments representing the balance of sale in shares and cash in the amount of $15.0 million and $3.8 million respectively. Under the terms of the purchase agreement the Company agreed to pay additional purchase consideration of up to $6.0 million USD upon the achievement of specific objectives by Technologies. The achievement of these objectives in the current year resulted in an increase in the purchase price of Technologies, in the amount of $6.0 million USD ($9.8 million CAD). Of this amount, $4.8 million USD ($7.9 million CAD) has been paid in shares and cash of $6.4 million and $1.5 million respectively. The remaining amount of $1.2 million USD ($1.9 million CAD) has been held for a defined period. The remaining balance of the purchase price and contingent consideration will be paid in two instalments on September 15, 2002, and September 15, 2003 by the issuance of shares, subject to certain conditions, with a value of $40.6 million.

A maximum of 20% of the purchase price may be settled with a cash payment at BCE Emergis' option and is required to be settled in cash if certain criteria are met. The Company incurred transaction costs in the amount of approximately $1.5 million in connection with the acquisition relating mostly to professional fees. The transaction was accounted for using the purchase method.

An amount of $8.8 million USD ($14.0 million CAD) of the purchase price has been held against the balance of the purchase price, to be applied against indemnification claims, if any, up to September 15, 2002 after which time the amount decreases to $4.4 million USD ($7.0 million CAD) up to September 15, 2003.

The results of operations of Technologies have been included in the Company's results since September 15, 2000.

The original purchase price of the acquisition of $121.5 million and additional consideration of $9.8 million were allocated as follows:

	$
Purchase price allocation:	
Current assets	1.5
Capital assets	1.2
Other assets	0.3
Current liabilities	(14.7)
Deferred revenue	(0.1)
Long-term debt	(2.9)
Allocation of excess of purchase price	
Acquired technologies	3.2
Goodwill	133.0
Original cost of acquisition	121.5
Additional consideration:	
Goodwill	9.8
Total cost of acquisition	131.3

(Tables in millions of Canadian dollars except share data) December 31, 2001

9 | Acquisitions (cont'd.)

e) In March 2000, the Company acquired all of the outstanding shares of United Payors and United Providers, Inc. ("UP&UP"), now renamed BCE Emergis Corporation, a provider of health claims processing services in the United States, for $824.3 million in cash (including transaction and integration costs). The results of operations of BCE Emergis Corporation have been included in the Company's results since March 24, 2000. The transaction was accounted for using the purchase method:

	$
Purchase price allocation:	
Current assets	96.4
Capital assets	6.9
Advances to contracting providers, net	56.2
Other assets	19.4
Current liabilities	(22.7)
Long-term lease liability	(0.4)
Attribution of excess of purchase price	
Investment securities (net of related future income taxes)	4.0
Goodwill	664.5
Cost of acquisition	824.3

In order to provide the required financing for the acquisition of BCE Emergis Corporation, BCE purchased, by way of private placement, 5,517,827 common shares at a price per share of $117.80 for a total cash consideration of $650.0 million. In addition, BCE advanced $150.0 million in the form of a convertible debenture bearing interest at a rate of 6.84% per annum. The entire amount of the convertible debenture was repaid on December 29, 2000. The amount of the unexercised conversion option on this convertible debenture is shown as the opening balance of contributed surplus in shareholders' equity (note 8). The accretion on the convertible debenture in the amount of $25.2 million is shown in the Consolidated statement of earnings in 2000.

10 | Exited activities

On December 21, 2000, in accordance with its plan to dispose of its interests in non-core assets, BCE Emergis disposed of certain assets and liabilities related to the delivery of logistics electronic messaging services in the transportation industry ("TSV"). In addition, on November 14, 2000, the Company disposed of its subsidiary operating in the document workflow market. Proceeds received for these transactions amounted to $28.0 million in cash and 1,388,000 shares of The Descartes Systems Group Inc. ("DSG") valued at $54.0 million. The transaction with DSG included a license of technology and a number of reciprocal strategic partnership alliances for the marketing and distribution of each other's product and service offerings. Total assets and liabilities disposed of amounted to $22.1 million and $3.0 million, respectively.

As a result of the TSV disposition, an original value of $4.6 million in DSG shares was held in escrow up to June 30, 2002. This value was subsequently written down in 2001 to $0.8 million. This amount will be applied against post-closing indemnification claims, should any arise.

Included in the statements of earnings for the years ended December 31, are the following items related to the operations of the exited activities:

	2001	2000
	$	$
Revenue	–	15.3
Net earnings	–	4.6

Notes to Consolidated Financial Statements

(Tables in millions of Canadian dollars except share data) December 31, 2001

11 | Net loss per share

	Year ended December 31, 2001			Year ended December 31, 2000		
	$ Net loss (numerator)	Number of shares (denominator)	$ Per share amount	$ Net loss (numerator)	Number of shares (denominator)	$ Per share amount
Net loss attributable to common shareholders	(414.4)	95,186,035	(4.35)	(279.3)	91,743,796	(3.04)

For the above-mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of dilutive net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

	Year ended December 31, 2001	Year ended December 31,2000
	Number of Shares	Number of Shares
Convertible debenture due to parent	—	1,989,389
Options	5,052,783	3,361,674
Warrants	1,650,000	650,000
Common shares to be issued related to acquisitions	1,658,231	1,302,157

12 | Cash flow information

	Years ended December 31	
	2001	2000
Changes in working capital:		
Accounts receivable	(10.2)	(5.7)
Other current assets	18.0	5.0
Accounts payable and accrued liabilities	14.3	(22.6)
Deferred revenue	(6.4)	11.8
Deferred credits	(12.1)	(0.2)
	3.6	(11.7)
Non-cash investing and financing activities:		
Additions to capital assets financed	23.1	29.2
Equity issued or to be issued with respect to acquisitions (see notes 8 and 9)		
Common shares issued	10.3	49.2
Common shares to be issued	32.2	56.3
Options issued on acquisition	—	14.6

Notes to Consolidated Financial Statements

(Tables in millions of Canadian dollars except share data) December 31, 2001

13 | Commitments and contingencies

Commitments

The Company has entered into operating and capital leases for the use of computer equipment and for its principal premises in Canada and the United States.

The computer equipment leases are classified as capital leases. The leases expire on various dates, at which time the Company has the right, but not the obligation, to purchase the computer equipment.

Minimum lease payments for capital and operating leases for the next five years are as follows:

	Capital leases	Operating leases
2002	15.8	16.7
2003	19.1	15.3
2004	7.4	14.6
2005	0.2	11.7
2006	—	10.0
Thereafter, until 2010	—	33.4
Total minimum lease payments	42.5	101.7
Interest included in minimum payments	3.6	—
Total	38.9	101.7

The Company has an agreement with its banker for the financing of computer equipment. Under the terms of the agreement, the Company can borrow a maximum amount of $32.0 million ($32.0 million in 2000) and interest rates are negotiated at time of borrowing. As at December 31, 2001, $23.1 million ($17.3 million in 2000) had been drawn on this credit facility.

The Company had $28.4 million of funds in transit at December 31, 2001 ($26.6 million in 2000), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf, with an equal amount payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to the Company and the Company is not liable in favor of any party.

Contingencies

In the normal course of operations, the Company becomes involved in various claims and legal proceedings. While the final outcome with respect to claims and legal proceedings pending at December 31, 2001 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company's consolidated financial position or statements of earnings.

Notes to Consolidated Financial Statements

(Tables in millions of Canadian dollars except share data) December 31, 2001

14 | Income taxes

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 40.26% (41.39% in 2000) to the net loss for the year. The reasons for the difference are as follows:

	Year ended December 31, 2001	Year ended December 31, 2000
Income tax recovery based on the statutory rate	(158.3)	(118.1)
Adjustments resulting from:		
Non deductible amortization of intangible assets	153.0	114.0
Future income tax asset drawdown due to reduction in future tax rates	16.5	–
Loss on sale of marketable securities and other assets	3.2	–
Loss on write down of marketable securities and other assets	2.3	–
Foreign rate differential	1.2	4.9
Other	3.2	(2.8)
Gain on sale of exited activities	–	(4.9)
Tax benefits not recognized	–	1.0
	21.1	(5.9)

The tax effects of temporary differences which give rise to the future income tax asset at December 31, are as follows:

	Current		Long-term	
Future income tax asset	2001	2000	2001	2000
Capital assets and intangibles	–	–	60.3	60.5
Non-capital losses carryforward	1.4	5.1	–	–
Investment tax credits	0.4	–	4.5	3.7
Other items	3.8	2.4	3.9	9.2
	5.6	7.5	68.7	73.4

As at December 31, 2001 and 2000, the Company had non-capital losses carryforward of approximately $4.5 million and $13.0 million, respectively, in the United States. The non-capital losses carryforward expire in various years until 2020 and are subject to certain restrictions.

On January 1, 2000, the Company adopted the accounting recommendations of the Canadian Institute of Chartered Accountants Handbook section 3465, Income taxes, which replaces the deferral method with the liability method of tax allocation. This change resulted in an increase in future income taxes (long term) of $31.4 million and a decrease in the deficit of $31.4 million for the year ended December 31, 2000.

Notes to Consolidated Financial Statements

(Tables in millions of Canadian dollars except share data) December 31, 2001

15 | Foreign currency translation adjustment

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $59.1 million exists at December 31, 2001, compared to an exchange gain of $17.1 million at December 31, 2000. The increase in the gain is predominantly due to the increase in the U.S. exchange rate in 2001 compared to 2000 and the increase in the net asset base in 2001.

16 | Operating segment information

The Company focuses its activities in three business units (eHealth Solutions Group, BCE Emergis – Canada and BCE Emergis – U.S.A.), offering a full suite of products to companies in transaction-intensive, eHealth and financial services sectors. The following table shows the activities of each of the three business units:

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

Years ended December 31

	eHealth Solutions Group		BCE Emergis – Canada		BCE Emergis – U.S.A.		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Revenue	307.0	209.9	296.4	234.3	53.0	23.8	656.4	468.0
Direct Costs	49.4	29.2	96.1	78.2	3.1	4.6	148.6	112.0
Gross Margin	257.6	180.7	200.3	156.1	49.9	19.2	507.8	356.0

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision making purposes.

Geographic information

The following table sets out certain geographic information relative to the Company which differs from the business units of the Company:

Years ended December 31

Revenue	2001	2000
Canada	385.5	297.8
United States	270.2	168.3
Other	0.7	1.9
	656.4	468.0

(Tables in millions of Canadian dollars except share data) December 31, 2001

17 | Related party transactions

The following transactions occurred in the normal course of operations with BCE Inc., the parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties.

Year ended December 31	2001	2000
Revenue (a)	205.4	122.6
Direct costs	99.9	73.0
Expenses	61.0	44.2
Interest expense on convertible debenture due to parent	8.5	7.9

(a) Includes services for resale to third parties and for internal use.

The balance sheet includes the following balances with BCE Inc., the parent company, and other companies in the BCE group subject to common control:

As at December 31	2001	2000
Accounts receivable	23.0	16.5
Accounts payable and accrued liabilities	17.8	4.2
Convertible debenture due to parent	–	129.0
Option on convertible debenture due to parent	–	21.0
Long-term debt	1.1	2.1

18 | Fair value of financial instruments

The fair value of cash, temporary investments, marketable securities, accounts receivable, certain assets included in current and long term Other assets, and accounts payable and accrued liabilities approximate their carrying amount given that they will mature shortly. The fair value of the long-term debt approximates its carrying value. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.

Board of Directors and Executives

(as of March 26, 2002)

Board of Directors >

Chairman of the Board
Chairman
and Chief Executive Officer
BCE INC.
Chairman
and Chief Executive Officer
BELL CANADA

Vice Chairman of the Board
and Chief Executive Officer
BCE EMERGIS INC.

President
BCE VENTURES

President
P. DUCROS & ASSOCIÉS

Counsel
McCARTHY TÉTRAULT LLP

Corporate Director

Dean Emeritus
HARVARD UNIVERSITY
GRADUATE SCHOOL
OF BUSINESS
ADMINISTRATION

President
and Chief Operating Officer
BCE INC.
Chief Operating Officer
BELL CANADA

Corporate Director

Corporate Director

* *Audit Committee*
** *Human Resources and Corporate Governance Committee*

Executive Team >

W. Brian Edwards
Vice Chairman
and Chief Executive Officer

[illegible]
President
and Chief Operating Officer

[illegible]
Executive Vice President
Mergers and Acquisitions

[illegible]
Executive Vice President
Corporate Affairs

Nelson Gentiletti
Chief Financial Officer

Monique Mercier
Executive Vice President
Law and
Corporate Secretary

Strategic Business Units >

[illegible]
President
BCE EMERGIS eHEALTH SOLUTIONS GROUP

[illegible]
President
BCE EMERGIS – U.S.A.

[illegible]
President
BCE EMERGIS – CANADA

Functional Team >

[illegible]
Senior Vice President
Acquisition Integration

Susan Kudzman
Chief Human
Resources Officer

Alan Neely
Chief Marketing Officer

[illegible]
Chief Technology Officer

Corporate Information

1155 René-Lévesque Blvd. West, Suite 2200
Montreal, Quebec H3B 4T3
TEL | 514 | 868 2200
FAX | 514 | 868 2344

200 Front Street West, Suite 2202
Toronto, Ontario M5V 3K2
TEL | 416 | 597 3200
FAX | 416 | 597 3260

2273 Research Blvd., 4th Floor
Rockville, Maryland 20850 U.S.A.
TEL | 301 | 548 1000
FAX | 301 | 548 8828

CIBC Mellon Trust Company
TEL 1 | 800 | 387 0825
E-MAIL inquiries@cibcmellon.com

The common shares of BCE Emergis Inc. (Ticker: IFM) are listed on The Toronto Stock Exchange.

1155 René-Lévesque Blvd. West, Suite 2200
Montreal, Quebec H3B 4T3
TEL | 514 | 868 2200
FAX | 514 | 868 2320
E-MAIL investor_relations@emergis.com

Pour obtenir un exemplaire du rapport annuel en français, veuillez contacter le Service des relations avec les investisseurs.

Annual Meeting

The Annual Shareholders' Meeting will be held on **Tuesday, May 7, 2002** at 10 a.m. (Eastern time), at the Mount Royal Centre, Salon Mont Royal, 2200 Mansfield, Montreal, Quebec

Shareholders are invited to attend this meeting in person or via webcast on our web site: www.emergis.com

Internet Site

www.emergis.com

BCE Emergis